UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

November 24, 2011

DELHAIZE GROUP ANNOUNCES INVESTOR DAY

IN THE U.S. – DECEMBER 1 AND 2, 2011

BRUSSELS, Belgium, November 24, 2011 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms the dates of its investor day in the U.S. on Thursday December 1, 2011, starting at 8:00 a.m. ET (2:00 p.m. CET) till 11:30 a.m. ET (5:35 p.m. CET) and on Friday December 2, 2011, starting at 9:00 a.m. ET (3:00 p.m. CET) till 12:15 p.m. ET (6:15 p.m. CET).

The presentations will be broadcast live over the internet (audio only) on December 1, 2011 starting at 8:00 a.m. ET (02:00 p.m. CET) and on December 2, 2011 starting at 9:00 a.m. ET (03:00 p.m. CET) at www.delhaizegroup.com. A replay of this webcast will be available on the same website starting 90 minutes after each event.

The slides of the presentations will also be available on Delhaize Group’s website (www.delhaizegroup.com) as from 8:00 a.m. ET (02:00 p.m. CET) on December 1, 2011 and as from 9:00 a.m. ET (3:00 p.m. CET) on December 2, 2011.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2011, Delhaize Group’s sales network consisted of 3 362 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter of 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Steven Vandenbroeke (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	November 29, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President